February 9, 2010
VIA EDGAR CORRESPONDENCE
Mr. Michael F. Johnson
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Viasystems Group, Inc. Registration Statement on Form S-1 Amendment No. 2 Filed February 9, 2010 File No. 333-164186
Dear Mr. Johnson:
     On behalf of Viasystems Group, Inc., a Delaware corporation (“Viasystems”), this letter is to inform you that Amendment No. 2 to the Registration Statement (File No. 333-164186) on Form S-1 (the “Registration Statement”) of Viasystems has been filed simultaneously with this letter, and has been marked to show changes made to Amendment No. 1 to the Registration Statement as submitted on February 5, 2010. Amendment No. 2 to the Registration Statement reflects revisions to the selling stockholder table on page 107 to remove a selling stockholder, San Diego County Employee’s Retirement Association (“San Diego”), and allocate San Diego’s shares to OCM High Income Convertible Limited Partnership. The total number of shares being registered remains unchanged. In addition, Viasystems has updated page 6 to reflect Merix Corporation’s (“Merix”) shareholder vote held on February 8, 2010 and page 78 to disclose the latest court decision in the litigation relating to the merger between Viasystems and Merix.
     Should you have any questions regarding the foregoing, please contact the undersigned at (212) 310-8000.
Very truly yours,

/s/ Todd R. Chandler

Todd R. Chandler

cc:	David M. Sindelar Viasystems Group, Inc.